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Filed by Boston Private Financial Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of
1933, as amended, and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange
Act of 1934, as amended

Subject Company: First State Bancorp

This filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, (i) statements about the benefits of the acquisition by Boston Private Financial Holdings, Inc. ("Boston Private") of First State Bancorp ("First State"); (ii) statements regarding the expected conversion ratio; (iii) statements regarding the anticipated date of consummation of the merger and (iv) other statements identified by words such as "expected" and similar expressions. These statements are based upon the current beliefs and expectations of Boston Private's and First State's management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements as a result of a number of factors including the ability to fulfill the closing conditions of the transaction on the proposed terms and schedule. Additional factors that could cause Boston Private's results to differ materially from those described in the forward-looking statements can be found in Boston Private's other press releases and Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission (the "SEC"). Boston Private and First State do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Investors are urged to read the registration statement on Form S-4 to be filed regarding the proposed transaction and any other documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors are able to obtain these documents free of charge at the SEC's website, (http://www.sec.gov). In addition, documents filed with the SEC by Boston Private can be obtained, without charge, by directing a request to Boston Private Financial Holdings, Inc., Ten Post Office Square, Boston, Massachusetts 02109, Attn: Corporate Clerk, telephone (617) 912-1900. Boston Private and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of Boston Private and their ownership of Boston Private common stock is set forth in the proxy statement for Boston Private's 2003 annual meeting of stockholders as filed on Schedule 14A with the SEC on March 21, 2003.

The relevant documents concerning the proposed transaction, including a definitive proxy statement, are available from First State. WE URGE SHAREHOLDERS TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. The documents can be obtained, without charge, by directing a request to Mary K. Fischer, First State Bancorp, 10820 Zelzah Avenue, Granada Hills, CA 91344, telephone (818) 366-2188.

THE FOLLOWING IS A PRESS RELEASE, THAT WAS ISSUED ON July 10, 2003 BY BOSTON PRIVATE FINANCIAL HOLDINGS, INC.:

Contact:	Walter M. Pressey President and CFO Boston Private Financial Holdings, Inc. (617)-912-1921
Richard C. Taylor President and CEO First State Bancorp (818)-366-2188

BOSTON PRIVATE ANNOUNCES AGREEMENT
TO ACQUIRE FIRST STATE BANCORP

To Expand Wealth Management to Southern California

Boston, Massachusetts (July 10, 2003)—Boston Private Financial Holdings, Inc., (NASDAQ: BPFH) today announced that it has signed a definitive agreement to acquire First State Bancorp (OTC BB: FCAL.OB), the holding company of First State Bank of California, a $174 million asset commercial bank situated in Los Angeles County. Founded in 1983, First State Bank of California is headquartered in Granada Hills with an office in Burbank and a loan production office in Rancho Cucamonga, California.

In the merger, Boston Private will acquire 100% of First State's common stock for a combination of 15% cash and 85% stock initially valued at $18.38 per share, an aggregate transaction value of $26.6 million. Each share of First State common stock will be converted into a combination of $2.76 in cash and 0.7547 shares of Boston Private common stock based on an exchange ratio which initially values Boston Private Stock at $20.70 per share (based on a twenty-day trailing average). The actual number and value of Boston Private common stock to be issued to First State shareholders may vary based upon the average closing price of Boston Private's common stock prior to closing and will be subject to certain adjustments based on the timing of closing.

The purchase price represents approximately 14.7 times First State Bancorp's trailing twelve months' earnings per share, and is expected to be immediately accretive to Boston Private's earnings. First State Bank of California is led by Richard C. Taylor, President and CEO, and has 41 employees. The current management team will remain and the bank will continue to operate under the First State Bank of California name.

Timothy L. Vaill, Boston Private's Chairman and CEO, said, "The greater Los Angeles area is an extremely attractive market for Boston Private as we build our national wealth management company. The fundamental demographics and consistent wealth creation in this region make it a natural expansion territory for us. We are pleased to be entering the market through the acquisition of First State Bank of California, a very profitable banking platform. In line with our strategy, we plan to expand the breadth of our wealth management core capabilities in Southern California by adding financial planning and investment management expertise, as we have done in New England and Northern California." Mr. Vaill continued "We believe this regional cluster approach gives Boston Private a unique competitive advantage to successfully capitalize on the growing wealth management sector."

First State Bank of California has 20 years of banking experience and provides a wide range of commercial, depository and consumer banking services to its upscale customers. First State's Return on Average Equity for the first quarter of 2003 was 18.43% and its Return on Average Assets was 1.30%. It posted a Net Interest Margin of 5.51% in the same period. First State's average yield on its loan portfolio was 8.35% and its cost of deposits was 2.21%. For the quarter ending March 31, 2003, the ratio of non-performing loans to average assets was 0.52%.

Mr. Taylor, President and CEO of First State Bancorp said, "Boston Private will offer the opportunity to expand our operation and to extend our outstanding customer service and lending capabilities to successful individuals, their families and their businesses in the private banking sector. We plan to add jumbo mortgage residential lending services to the bank's product line as we continue providing high touch, personal banking to all of our First State customers."

Fredrick J. Weitkamp, founding Chairman of the Board of First State Bancorp and Partner, Weitkamp & Weitkamp, said, "First State Bank of California has had a very successful history. We believe that this transaction is not only very favorable to our shareholders, but it also allows us to join one of the most successful companies in the wealth management business. We look forward to our affiliation with such a strong partner to continue the bank's long record of success. Rich Taylor has provided outstanding leadership for the past 16 years and we expect continued success as we join with Boston Private."

Walter M. Pressey, President and CFO of Boston Private, commented, "First State brings a strong financial entity into the fold and we are confident that its management team can help us to build a very competitive wealth management presence in Southern California. We look forward to working with Fred Weitkamp and Rich Taylor to grow First State Bank of California's business and develop the reach of their industry leadership and exceptional client service."

The transaction, expected to close in the fourth quarter of 2003, is subject to certain customary conditions, including the approval by the shareholders of First State as well as state and federal banking regulators. Boston Private previously announced that Boston Private Bank & Trust Company, its wholly owned private banking subsidiary located in Boston, has entered into an informal agreement with the FDIC and the Commissioner of Banks in Massachusetts to enhance its anti-money laundering procedures. The receipt of regulatory approval will be subject to, among other things, progress in achieving the objectives of this agreement.

About Boston Private Financial Holdings

Established in 1987, Boston Private Financial Holdings, Inc. (NASDAQ: BPFH) offers a full range of high-touch wealth management services. Boston Private's assets include six operating companies located in New England and California, offering individualized wealth management, financial planning, investment management, and private banking services to its domestic and international clientele. The subsidiaries include: in New England, Boston Private Bank & Trust Company, Westfield Capital Management Company, LLC, RINET Company LLC, and Boston Private Value Investors, Inc. and in Northern California, Sand Hill Advisors and Borel Private Bank & Trust Company. Boston Private also has a minority holding in Coldstream Capital Management, Inc. based in Bellevue, Washington. On May 2, 2003, BPFH announced that it has signed a definitive agreement to acquire an 80% interest in Dalton, Greiner, Hartman, Maher & Co. based in the New York Metro region. Boston Private manages approximately $6.7 billion in client assets, and has balance sheet assets of approximately $1.85 billion. It is a member of the Standard & Poor's 600 Index and is included on the NASDAQ Financial-100 Index®.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements about the benefits of the transaction to First State Bancorp or Boston Private, including future financial and operating results, enhanced revenues that may be realized from the transaction, the accretive effect of the transaction on Boston Private's financial results, and Boston Private's performance goals for First State Bancorp; (ii) statements with respect to Boston Private's strategy, initiatives, plans, objectives, expectations, and intentions; (iii) statements regarding the expected timing of the transaction; (iv) statements regarding future operations, market position or prospects of either Boston Private or First State Bancorp; (v) statements regarding potential product development; and (vi) other statements identified by words such as "will," "continues," "increases," "expand," "grow," "opportunity," "believes," "expects," "anticipates," "estimates," "intends," "plans," "target," and similar expressions. These statements are based upon the current beliefs and expectations of Boston Private's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in such forward-looking statements: (1) the risk that the transaction may not be consummated on a timely basis or at all; (2) the expected benefits to Boston Private's wealth management initiatives may not be realized or may be realized more slowly than expected; (3) the risk that the business of First State Bancorp will not be integrated successfully with Boston Private's or such integration may be more difficult, time-consuming or costly than expected; (4) expected revenue and business synergies from the transaction may not be fully realized or realized within the expected time frame; (5) the ability to obtain governmental approvals of the acquisition on the proposed terms and schedule; (6) competitive pressures among investment management companies may increase significantly and have an effect on pricing, spending, product offerings, third-party relationships, revenues and the Boston Private's and First State Bancorp's abilities to attract and retain clients; (7) the strength of the United States economy in general and specifically the strength of the New England, California, New York and other economies in which Boston Private and First State Bancorp will be operating may be different than expected resulting in, among other things, a deterioration in borrowers' ability to service and repay loans, or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio, levels of charge-offs and non-performing loans and allowance for loan losses, and reduced demand for wealth management services; and (8) adverse conditions in the stock market, the public debt market and other capital markets and the impact of such conditions on the Boston Private's and First State Bancorp's asset management activities and fees from such activities. Additional factors that could cause Boston Private's results to differ materially from those described in the forward-looking statements can be found in Boston Private's other press releases and Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with or furnished to the Securities and Exchange Commission. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to Boston Private, First State Bancorp or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Neither Boston Private nor First State Bancorp undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

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BOSTON PRIVATE ANNOUNCES AGREEMENT TO ACQUIRE FIRST STATE BANCORP To Expand Wealth Management to Southern California